January 30, 2009	Rajib Chanda
(202) 508-4671
rajib.chanda@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: The Managers Funds (Registration Nos. 002-84012 and 811-03752)

Ladies and Gentlemen:

On behalf of The Managers Funds (the “Trust”), we are filing today, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Act”), by electronic submission via EDGAR, Post-Effective Amendment No. 73 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”). Pursuant to the requirements of Rule 485(a), it is intended that the Amendment become effective on April 1, 2009 unless superseded by a subsequent filing.

The Amendment relates solely to the Managers Special Equity Fund, a series of the Trust, and does not supersede or amend any disclosure in the Trust’s Registration Statement relating to any other series of the Trust. Included in this Amendment are the Prospectus for the Managers Special Equity Fund and the Statement of Additional Information for Managers Special Equity Fund, Managers AMG Essex Large Cap Growth Fund, Managers International Equity Fund, Managers Emerging Markets Equity Fund, Managers Bond Fund, and Managers Global Bond Fund.

No fees are required in connection with this filing. Please direct any questions you may have with respect to this filing to me at (202) 508-4671.

Very truly yours,

/s/ Rajib Chanda
Rajib Chanda